Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

6th March 2003

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03 MAR 18 AM 7:21

03007795

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
E P K Weatherall	Grant of Options	06/03/2003	+ 100,000 (options)	US$5.775
Brian Keelan	Grant of Options	06/03/2003	+ 100,000 (options)	US$5.775

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

dlw 4/7

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

6th March 2003

03 MAR 19 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Grant of Share Options

We enclose for your information a notification dated 6th March 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Additional Listing
Released	09:59 6 Mar 2003
Number	3709I

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

GRANT OF SHARE OPTIONS

On 6th March 2003, JMH has allotted a total of 500,000 new ordinary shares at an option price of US$5.775 per share pursuant to the International Share Option Plan (1995) of JMH's 1995 Senior Executive Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, Clare Investment and Trustee Company Limited.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

6th March 2003

www.jardines.com

END

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